NAME OF REGISTRANT

Franklin Custodian Funds

File No. 811-00537

Exhibit Item No. 77I: Terms of new or amended securities


The following series of the Registrant began offering new
Class R6 shares on May 1 2013;

-	Franklin DynaTech Fund
-	Franklin Growth Fund
-	Franklin Income Fund
-	Franklin U.S. Government Securities Fund
-	Franklin Utilities Fund